Term sheet	Term Sheet to
To prospectus dated November 6, 2006,	Prospectus Supplement
prospectus supplement dated November 6, 2006	Registration Statement No. 333-138445
Dated November 6, 2006
Filed Pursuant to Rule 433

Final terms and conditions	November 6, 2006

Issuer:	ARRIS Group, Inc. (NASDAQ GS: ARRS)

The Notes:	2.00% Convertible Senior Notes due 2026

Offering Size:	$240 million

Over-allotment Option:	$36.00 million (15%)

Maturity:	November 15, 2026

Joint Book-running Managers:	UBS Investment Bank (Stabilization agent) & Deutsche Bank Securities Inc.

Issue Price:	100% principal amount

Coupon:	2.00% per annum from November 13, 2006, payable semi-annually in arrears on May 15 and November 15 each year, beginning on May 15, 2007

Conversion Premium:	Approximately 40.00%

Initial Conversion Rate:	62.1504

Initial Conversion Price:	Approximately $16.09, priced off the closing price of $11.49 on November 6, 2006

Redemption:	Redeemable at the Issuer’s option on or after November 15, 2013 at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date.

Investor Put Option:
On each of November 15, 2013, November 15, 2016 and November 15, 2021, at a purchase price in cash equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the purchase date.

Conversion Rights:	The Notes may be surrendered for conversion if

(i) prior to November 15, 2025, during any calendar quarter after the calendar quarter ending December 31, 2006 (and only during such calendar quarter), if the closing sale price of Issuer’s common stock, for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

(ii) prior to November 15, 2025, during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1,000 principal amount of Notes was equal to or less than 98% of the average conversion value of the Notes during such five consecutive trading day period;

(iii) prior to November 15, 2025, upon occurrence of certain distributions or corporate transactions specified in the prospectus for the Notes;

(iv) prior to November 15, 2025, if the Issuer has called the Notes for redemption; and

(v) from, and including, October 15, 2013 to, and including, November 15, 2013, and at any time from, and including, November 15, 2025, to, and including, the close of business on the business day immediately preceding November 15, 2026.

Payment Upon Conversion:
Upon conversion, holders will receive, per $1,000 principal amount being converted, a settlement amount that is equal to the sum of the daily settlement amounts for each of the 20 trading days during the cash settlement averaging period. The daily settlement amount on a trading day consists of (i) cash equal to the lesser of (a) $50 and (b) the daily conversion value on that trading day; and (ii) to the extent such daily conversion value exceeds $50, (a) a number of shares equal to the excess of such daily conversion value over $50, divided by (b) the volume weighted average price of Issuer common stock on that trading day. The cash settlement averaging period with respect to any Note means (1) for Notes that are converted at any time on or after the 23rd scheduled trading day prior to the maturity date of the Notes, the 20 consecutive trading days beginning on, and including, the 20th scheduled trading day prior to the maturity date; and (2) in all other instances, the 20 consecutive trading days beginning on, and including, the third trading day after the Notes are tendered for conversion. The daily conversion value on a given trading day means one-twentieth of the product of (i) the applicable conversion rate; and (ii) the volume weighted average price of Issuer common stock on that trading day.

Dividend Protection:	Full dividend protection—Conversion rate adjustment upon any cash distributions, tender offers or exchange offers to holders of ARRIS common stock.

Put Upon a Fundamental Change:
If a fundamental change occurs, each holder will have the right, at its option, to require Issuer to repurchase for cash all or any portion of the holder’s Notes at a price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Use of Proceeds:
The estimated net proceeds to Issuer from this offering will be $233.0 million (or $268.1 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by Issuer. Issuer intends to use the net proceeds of this offering for general corporate purposes, including funding future acquisitions.

Ranking:	Senior unsecured

Listing:	The Notes will not be listed on any securities exchange or quoted in any automated quotation system.

Form:	Registered

Denomination:	$1,000 and integral multiples thereof

Settlement:	DTC

Governing Law:	New York

Conversion Rate Adjustment Upon a Make- Whole Fundamental Change:
If a make-whole fundamental change occurs before November 15, 2013, the conversion rate applicable to Notes that are surrendered for conversion at any time from, and including, the 30th business day before the date Issuer originally announces as the anticipated effective date of the make-whole fundamental change to, and including, the 30th business day after the actual effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a fundamental change, to, and including, the fundamental change repurchase date for that fundamental change) (the “make-whole conversion period”) will be increased by an amount set forth below.

Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate applicable to Notes that are converted during the make-whole conversion period. The applicable prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the prospectus for the Notes.

	Effective date

Applicable	November 7,	November 15,	November 15,	November 15,	November 15,	November 15,	November 15,	November 15,
price	2006	2007	2008	2009	2010	2011	2012	2013
$11.49	24.88	24.88	24.88	24.88	24.88	24.88	24.88	24.88
$12.50	21.88	22.80	22.66	22.35	21.85	21.02	19.63	17.85
$15.00	16.09	16.61	16.21	15.60	14.71	13.35	11.04	4.52
$17.50	12.31	12.60	12.09	11.36	10.34	8.83	6.35	—
$20.00	9.70	9.86	9.32	8.56	7.54	6.07	3.78	—
$22.50	7.83	7.91	7.37	6.64	5.66	4.32	2.36	—
$25.00	6.43	6.47	5.95	5.27	4.37	3.18	1.56	—
$27.50	5.37	5.39	4.89	4.26	3.46	2.41	1.10	—
$30.00	4.54	4.54	4.09	3.51	2.79	1.89	0.83	—
$32.50	3.88	3.88	3.46	2.93	2.29	1.52	0.66	—
$35.00	3.35	3.34	2.96	2.48	1.91	1.25	0.55	—
$37.50	2.91	2.91	2.55	2.13	1.62	1.05	0.48	—
$40.00	2.54	2.54	2.22	1.84	1.39	0.90	0.43	—
$42.50	2.24	2.24	1.95	1.60	1.21	0.78	0.39	—
$45.00	1.98	1.99	1.72	1.41	1.05	0.68	0.35	—
$47.50	1.76	1.77	1.53	1.24	0.93	0.61	0.33	—
$50.00	1.57	1.59	1.36	1.11	0.83	0.55	0.30	—

If the applicable price is between two applicable prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower applicable prices and the two effective dates, as applicable, based on a 365-day year. In addition, if the applicable price is in excess of $50.00 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. If the applicable price is less than $11.49 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change.

Pricing Date:	November 6, 2006, after market close

Trade Date:	November 7, 2006

Settlement Date:	November 13, 2006

Security Codes:	CUSIP: 04269Q AC 4 ISIN: US 04269 QAC 42
Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Issuer has filed with the SEC for more complete information about Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-722-9555, extension 19423-2626 or 1-800-503-4611.
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